UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 8.01	Other Events.
(a)	New Compensation Arrangements

Effective on July 1, 2020, we entered into a new compensation arrangement with Isaac Moss (“Mr. Moss”), our Chief Administrative Officer.

On January 15, 2019, our Board of Directors approved the entering into of an independent contractor agreement with Mr. Moss (the “Prior Moss Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior agreement with Mr. Moss, dated December 1, 2017 (the “Commencement Date”), which had been amended in August of 2018.

On July 1, 2020, our Board of Directors approved the entering into of a new executive employment agreement with Mr. Moss (the “Moss Agreement”) which is effective July 1, 2020 (the “Effective Date” therein), and which superseded the Prior Moss Agreement.

The Moss Agreement commenced as of its Effective Date and will continue for a period of two years unless terminated in accordance with its terms. The Moss Agreement shall renew automatically if not specifically terminated by the Company notifying Mr. Moss in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Moss Agreement.

Pursuant to the terms of the Moss Agreement, Mr. Moss will continue to be employed as our Chief Administrative Officer and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Moss Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Moss will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Moss may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Moss a monthly base salary from the Effective Date of CAD$23,333.33 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Moss based upon the performance of the Company and upon the achievement by Mr. Moss of reasonable management objectives. Mr. Moss will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) the use of a smartphone for Business purposes; and (c) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Moss’s duties.

The Company may grant Mr. Moss stock options under its Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Moss in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Moss Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Moss Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Moss an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Moss up to the date of termination, and Mr. Moss shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Moss Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Mr. Moss specifying the effective date of termination. Mr. Moss may terminate the Moss Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Moss Agreement is terminated by the Company without Just Cause, or by Mr. Moss as a result of a Change of Control, the Company will have the obligation to: (a) pay Mr. Moss an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Mr. Moss his annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company from the Commencement Date; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Mr. Moss, continue each of Mr. Moss’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Mr. Moss an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Moss for the previous two years and (ii) 80% of Mr. Moss’s target annual STIP for the current fiscal year of the Company if Mr. Moss has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Moss Agreement by notifying Mr. Moss in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Moss Agreement. In the event of such termination, the Company will be obligated to provide Mr. Moss with (a) through (f) noted immediately above, however, the Company will only pay Mr. Moss severance equal to four months of Monthly Salary for each completed full year of employment with the Company commencing from the date of the Prior Moss Agreement.

Mr. Moss may terminate the Moss Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Moss Agreement is terminated by Mr. Moss’s resignation, the Company shall pay to Mr. Moss an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Moss up to the date of termination, and Mr. Moss shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Moss Agreement will automatically terminate upon the death of Mr. Moss and, upon such termination, the Company’s obligations under the Moss Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Moss’s estate an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination; (b) pay Mr. Moss’s estate his annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Moss Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Moss Agreement will immediately terminate other than the Company’s obligations to (a) pay Mr. Moss an amount equal to the Monthly Salary and Vacation payable to Mr. Moss up to the date of termination; (b) pay Mr. Moss his annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Mr. Moss, continue each of Mr. Moss’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Mr. Moss to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The information in Item 8.01(a) of this current report on Form 6-K (and the applicable exhibits) is incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and (ii) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

(b)	Certain Current Reports

On February 28, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has engaged BDO USA’s Site Selection & Business Incentive Practice to lead the Company’s search for an assembly facility and engineering technical center in the United States (such current report, together with exhibit 99.1 thereto, the “February 28, 2020 Current Report”).

On March 26, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release reporting its financial results for the fourth quarter and full year ended December 31, 2019 (such current report, together with exhibit 99.1 thereto, the “March 26, 2020 Current Report”).

On April 7, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing the engineering and development of a new cost-effective aluminum chassis for the Company’s flagship single-occupant SOLO electric vehicle (such current report, together with exhibit 99.1 thereto, the “April 7, 2020 Current Report”).

On April 27, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has extended and expanded its agreement with Unibail-Rodamco Westfield, the premier global developer and operator of Westfield shopping destinations, for SOLO electric vehicle storefronts (such current report, together with exhibit 99.1 thereto, the “April 27, 2020 Current Report”).

On April 30, 2020, the Company filed a current report on Form 6-K, which included as an exhibit the Company’s Notice of Meeting and Record Date for the Company’s Annual General and Special Meeting to be held on July 9, 2020 (such current report, together with exhibit 99.1 thereto, the “April 30, 2020 Current Report”).

On May 5, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has begun development of its new smartphone app that will enable remote monitoring capabilities for SOLO electric vehicle owners (such current report, together with exhibit 99.1 thereto, the “May 5, 2020 Current Report”).

On May 13, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing the Company’s financial results for the first quarter ended March 31, 2020 (such current report, together with exhibit 99.1 thereto, the “May 13, 2020 Current Report”).

On May 19, 2020, the Company filed a current report on Form 6-K, which included as an exhibit the Company’s Statement of Executive Compensation for the fiscal year ended December 31, 2019 as required under Canadian securities laws (such current report, together with exhibit 99.1 thereto, the “May 19, 2020 Current Report”).

On June 8, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company begins proposed site visits in second phase of BDO-led search for SOLO electric vehicle U.S. assembly facility, and engineering technical center (such current report, together with exhibit 99.1 thereto, the “June 8, 2020 Current Report”).

On June 12, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company closed its previously announced registered direct offering of 10,000,000 common shares at a price of $2.00 per share, for gross proceeds of approximately US$20 million (such current report, together with exhibit 99.1 thereto, the “June 12, 2020 Current Report”).

On June 15, 2020, the Company filed a current report on Form 6-K, which included as exhibits the Company’s Notice of Annual General and Special Meeting to be held on July 9, 2020, the Company’s Information Circular dated June 2, 2020, the Form of Proxy and the Financial Statements Request Form (such current report, together with exhibits 99.1, 99.2, 99.3 and 99.4 thereto, the “June 15, 2020 Current Report”).

On June 16, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company accelerated expansion of the Company’s retail footprint for its flagship SOLO electric vehicle with new locations planned for Arizona and Oregon (such current report, together with exhibit 99.1 thereto, the “June 16, 2020 Current Report”).

On June 23, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing that the Company has appointed Gateway Investor Relations to manage its expanded IR program initiatives, including providing corporate messaging and other consulting services to the Company (such current report, together with exhibit 99.1 thereto, the “June 23, 2020 Current Report”).

On July 10, 2020, the Company filed a current report on Form 6-K, which included as an exhibit a press release announcing the results of the Company’s Annual General and Special Meeting held on July 9, 2020 and the Board’s appointment of the Company’s executive officers (such current report, together with exhibit 99.1 thereto, the “July 10, 2020 Current Report”).

The information in Item 8.01(b) of this current report on Form 6-K and the applicable exhibits (including the February 28, 2020 Current Report, March 26, 2020 Current Report, April 7, 2020 Current Report, April 27, 2020 Current Report, April 30, 2020 Current Report, May 5, 2020 Current Report, May 13, 2020 Current Report, May 19, 2020 Current Report, June 8, 2020 Current Report, June 12, 2020 Current Report, June 15, 2020 Current Report, June 16, 2020 Current Report, June 23, 2020 Current Report and the July 10, 2020 Current Report and the respective applicable exhibits) is incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit	Description
99.1	Executive Employment Agreement between the Company and Isaac Moss, dated for reference effective on July 1, 2020.
99.2	The February 28, 2020 Current Report (incorporated by reference to the Form 6-K filed on February 28, 2020).
99.3	The March 26, 2020 Current Report (incorporated by reference to the Form 6-K filed on March 26, 2020).
99.4	The April 7, 2020 Current Report (incorporated by reference to the Form 6-K filed on April 7, 2020).

99.5	The April 27, 2020 Current Report (incorporated by reference to the Form 6-K filed on April 27, 2020).
99.6	The April 30, 2020 Current Report (incorporated by reference to the Form 6-K filed on April 30, 2020).
99.7	The May 5, 2020 Current Report (incorporated by reference to the Form 6-K filed on May 5, 2020).
99.8	The May 13, 2020 Current Report (incorporated by reference to the Form 6-K filed on May 13, 2020).
99.9	The May 19, 2020 Current Report (incorporated by reference to the Form 6-K filed on May 19, 2020).
99.10	The June 8, 2020 Current Report (incorporated by reference to the Form 6-K filed on June 8, 2020).
99.11	The June 12, 2020 Current Report (incorporated by reference to the Form 6-K filed on June 12, 2020).
99.12	The June 15, 2020 Current Report (incorporated by reference to the Form 6-K filed on June 15, 2020).
99.13	The June 16, 2020 Current Report (incorporated by reference to the Form 6-K filed on June 16, 2020).
99.14	The June 23, 2020 Current Report (incorporated by reference to the Form 6-K filed on June 23, 2020).
99.15	The July 10, 2020 Current Report (incorporated by reference to the Form 6-K filed on July 10, 2020).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2020.	ELECTRAMECCANICA VEHICLES CORP.

	By:	/s/ Bal Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer and a director